POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE  IS  HEREBY  GIVEN  that  the  annual  and  special  meeting  of  the  shareholders  of  POWERNOVA

TECHNOLOGIES   CORPORATION   (the   “Company”)   will   be   held   at   #1620,   1185   West   Georgia   Street,

Vancouver,  British  Columbia,  on  Wednesday,  November  24,  2010  at  11:00  a.m.  (Vancouver  time)  to  transact  the usual business of an annual meeting and for the following purposes:

1.

To  receive  and  consider  the  financial  statements  of  the  Company,  together  with  the  auditor’s  reports thereon, for the fiscal years ended May 31, 2009 and May 31, 2010;

2.

To fix the number of directors for the ensuing year at five (5) persons;

3.

To elect the directors to hold office until the next annual meeting of the Company;

4.

To appoint the auditors for the Company to hold office until the next annual meeting of the Company;

5.

To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

6.

To re-approve the Stock Option Plan;

7.

To  approve  a  special  resolution  to  alter  the  Company’s  Notice  of  Articles  to  provide  for  an  increase  in  the authorized share capital from 50,000,000 common shares to an unlimited number of common shares; and

8.

To  transact  such  other  business  as  may  properly  be  brought  before  the  meeting  or  any  adjournment  or adjournments thereof.

The  specific  details  of  the  matters  proposed  to  be  put  before  the  Meeting  are  set  forth  in  the  Management

Information Circular accompanying this notice.

If  you  are  unable  to  attend  the  Meeting  in  person,  date and sign the enclosed form of proxy and mail it to or deposit

it  with  Equity  Financial  Trust  Company,  200  University  Avenue,  Suite  400,  Toronto,  Ontario,  M5H  4H1.   In  order

to  be  valid  and  acted  upon  at  the  Meeting,  the  forms  of  proxy  must  be  returned  not  less  than  48  hours  before  the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only  shareholders  of  record  at  the  close  of  business  on  October  22,  2010  will  be  entitled  to  vote  at  the  Meeting,

unless  that  shareholder  has  transferred  any  shares  subsequent  to  that  date  and  the  transferee  shareholder,  not  later than  10  days  before  the  Meeting,  establishes  ownership  of  the  shares  and  demands  that  the  transferee’s  name  be included on the list of shareholders.

Dated at Vancouver, British Columbia, this 22nd day of October, 2010

By order of the Board of Directors of

POWERNOVA TECHNOLOGIES CORPORATION

"Stuart Lew"

Stuart Lew,

Chief Executive Officer